Exhibit 99.1

Autolus Therapeutics announces appointment of Martin Murphy as Non-executive Chairman

LONDON, April 19, 2021 — Autolus Therapeutics plc (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, today announced that Dr Martin Murphy was appointed as non-executive chairman of its Board of Directors, effective April 15, 2021.

Dr Christian Itin has chaired the Autolus Board of Directors since the Company’s inception in 2014 and has also served as chief executive officer since 2016. As the Company’s lead program (AUTO1) continues to progress in multiple clinical trials and the company starts to prepare for commercialization in the event that AUTO1 receives marketing approval, the Company believes that the complexity of the business warrants separation of the roles of chairman and chief executive officer, enabling Dr Itin to fully focus on leading the business. He will remain a member of the Autolus Board.

Dr Murphy has more than 25 years of experience in the life science sector and joined the Autolus Board as a non-executive director at the time of the Company’s inception in 2014. He is currently chief executive officer of Syncona Investment Management Limited, a FTSE-250 listed healthcare investment company and a founding investor in Autolus. He holds, or has previously held, the role of non-executive chairman on the boards of directors of multiple life science companies.

About Autolus Therapeutics plc

Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors. For more information please visit www.autolus.com.

About AUTO1

AUTO1 is a CD19 CAR T cell investigational therapy designed to overcome the limitations in clinical activity and safety compared to current CD19 CAR T cell therapies. Designed to have a fast target binding off-rate to minimize excessive activation of the programmed T cells, AUTO1 may reduce toxicity and be less prone to T cell exhaustion, which could enhance persistence and improve the ability of the programmed T cells to engage in serial killing of target cancer cells. In collaboration with our academic partner, UCL, AUTO1 is currently being evaluated in a Phase 1 clinical trial in adult ALL and B-NHL. The Company has also progressed AUTO1 into a Phase 1/2 clinical trial, referred to as the FELIX study, a potential pivotal trial.

About AUTO1 FELIX study

The Phase 1/2 clinical trial (FELIX) is currently enrolling adult patients with relapsed / refractory ALL. The trial has a limited Phase 1b component prior to proceeding to a single arm Phase 2 clinical trial. The primary endpoint is overall response rate, and the key secondary endpoints include duration of response, MRD negative CR rate and safety. The trial is planned to enroll approximately 100 patients across 30 of the leading academic and non-academic centers in the United States, United Kingdom and Europe.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and in some cases can be identified by terms such as “may,” “will,” “could,” “expects,” “plans,” “anticipates,” and “believes.” These statements include, but are not limited to, statements regarding the development of the AUTO1 program, including progress, patient enrollment, expectations as to the reporting of data, conduct and timing and potential future clinical activity and regulatory approval., conduct and timing; . Any forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, the risks that Autolus’ preclinical or clinical programs do not advance or result in approved products on a timely or cost effective basis or at all; the results of early clinical trials are not always being predictive of future results; the cost, timing and results of clinical trials; that many product candidates do not become approved drugs on a timely or cost effective basis or at all; the ability to enroll patients in clinical trials; possible safety and efficacy concerns; and the impact of the ongoing COVID-19 pandemic on Autolus’ business. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Autolus’ actual results to differ from those contained in the forward-looking statements, see the section titled “Risk Factors” in Autolus’ Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2021, as amended, as well as discussions of potential risks, uncertainties, and other important factors in Autolus’ subsequent filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and Autolus undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Contact:

Julia Wilson

+44 (0) 7818 430877

j.wilson@autolus.com

Susan A. Noonan

S.A. Noonan Communications

+1-212-966-3650

susan@sanoonan.com

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